SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                               (Amendment No. 2)1

                         Regeneration Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75886N 10 0
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                                 (CUSIP Number)

                               December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)




---------------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------                              ------------------------

CUSIP NO. 75886N 10 0                                    Page  2  of  7  Pages
          -----------                                         --      -
--------------------------                              ------------------------

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1                                     NAME OF REPORTING PERSON
                                      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                                      PERSON (ENTITIES ONLY)

                                      Neil Gagnon
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2                                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                      GROUP*
                                                (a) [ ]
                                                (b) [X]
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3                                     SEC USE ONLY

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4                                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      United States of America
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                       5              SOLE VOTING POWER

                                      721,860
                       ---------------------------------------------------------
      NUMBER OF        6              SHARED VOTING POWER
       SHARES
    BENEFICIALLY                      398,068
      OWNED BY         ---------------------------------------------------------
        EACH           7              SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                         669,650
        WITH           ---------------------------------------------------------
                       8              SHARED DISPOSITIVE POWER

                                      1,481,348
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9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       2,150,998
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10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES* [ ]
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11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       8.0%
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
--------------------------------------------------------------------------------
12                     TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

         Regeneration Technologies, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         11621 Research Circle
         Alachua, Florida 32615

Item 2(a)    Name of Person Filing:

         Neil Gagnon

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         1370 Avenue of the Americas
         Suite 2002
         New York, NY 10019

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Stock

Item 2(e)    CUSIP Number:

         75886N 10 0

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not Applicable

Item 4   Ownership.

Item 4(a)    Amount Beneficially Owned:

     As of December 31, 2004, Neil Gagnon beneficially owned 2,150,998 shares of Common Stock of Regeneration Technologies, Inc., which amount includes (i)
424,045 shares beneficially owned by Mr. Gagnon over which he has sole voting and sole dispositive power; (ii) 49,765 shares beneficially owned by Mr. Gagnon over which he has sole voting power and shared dispositive




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power;  (iii) 225,992 shares  beneficially  owned by Lois Gagnon,  Mr.  Gagnon's wife, over which he has shared voting and shared dispositive power; (iv) 4,255 shares beneficially owed by Mr. Gagnon and Mrs. Gagnon as Joint Tenants with Rights of Survivorship, over which he has shared voting and shared dispositive power; (v) 87,130 shares held by the Lois E. and Neil E. Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee and over which he has shared voting and shared dispositive power; (vi) 80,691 shares held by the Gagnon Family Limited Partnership (the "Partnership") of which Mr. Gagnon is a partner and over which he has shared voting and shared dispositive power; (vii) 65,448 shares held by the Gagnon Grandchildren Trust (the "Trust") over which Mr. Gagnon has shared dispositive but no voting power; (viii) 242,523 shares held by a hedge fund (of which Mr. Gagnon is a general partner) over which Mr. Gagnon has sole dispositive and sole voting power; (ix) 3,082 shares held by the Gagnon Securities LLC P/S Plan (the "Plan") (of which Mr. Gagnon is a Trustee) over which Mr. Gagnon has sole dispositive and sole voting power; (x) 2,445 shares held by the Plan, over which Mr. Gagnon has shared dispositive and sole voting power; and (xi) 965,622 shares held for certain customers of Gagnon Securities LLC (of which Mr. Gagnon is the Managing Member and the principal owner) over which Mr. Gagnon has shared dispositive but no voting power.

Item 4(b)    Percent of Class:

     8.0% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 26,634,763 shares of Issuer's Common Stock outstanding on November 1, 2004 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2003.

Item 4(c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 721,860

     (ii) shared power to vote or to direct the vote: 398,068

     (iii) sole power to dispose or to direct the disposition of: 669,650

     (iv) shared power to dispose or to direct the disposition of: 1,481,348

Items 5-9    Not applicable.

     Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust or the Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 25, 2005
                                                     ---------------------------
                                                     Date


                                                     /s/ Neil Gagnon
                                                     ---------------------------
                                                     Neil Gagnon